UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Updates on Gulf Navigation Holding

Execution of Term Sheet

On September 20, 2024, Brooge Energy Limited (the “Company”) executed a term sheet that reflects the principal terms of the previously proposed and announced Gulfnav acquisition. The term sheet outlines the foundational elements of a potential sale and purchase agreement, which, if completed, includes the following:

●	Target Companies: Gulfnav will acquire the Company’s UAE-based operating subsidiaries.

●	Consideration: The consideration to be paid shall be a combination of cash and shares (including mandatory convertible bonds that convert into shares), subject to legal advice in each relevant jurisdiction and regulatory approvals.

●	Valuation: The valuations of both parties were conducted by independent valuation advisors approved by the UAE Securities and Commodities Authority.

●	Business Operations: Both parties will continue to run their businesses in the normal course of operations.

Any completion is conditional on a number of factors. The Company will continue to work collaboratively with Gulfnav and their respective advisors to finalize the definitive sale and purchase agreement, including completing the necessary due diligence processes.

The Company remains committed to providing timely updates regarding the progress of the acquisition and will disclose additional details as appropriate.

Appointment of External Auditor

As previously disclosed, during the period when the Company did not have a Board of Directors or Audit Committee and its primary subsidiary was under the sole directorship arising from the appointment of a joint official liquidator by the Cayman court for BPGIC Holdings, that sole director appointed an audit firm, Pipara & Co. LLP (“Pipara”) to replace the audit firm that completed the 2022 audit (the “2022 Auditor”). The 2022 Auditor was unable to continue to audit the Company’s consolidated accounts as it was in the process of resigning its PCAOB registration. During the two-year period in which the 2022 Auditor audited the Company’s consolidated accounts there were no disagreements with the 2022 Auditor on any unresolved matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The newly constituted Audit Committee has recently determined after management’s discussions with Pipara that given the accelerated timeline to complete the audit and file the Company’s overdue Form 20-F, Pipara would be unable to meet such timeline. Pipara has not yet completed any substantive work and has not previously issued any audit report on the Company’s financial statements.

After evaluating several PCAOB accredited firms, the newly formed Audit Committee and the newly constituted Board of Directors resolved on September 20, 2024 to appoint Bansal & Co LLP (“Bansal”) as the external auditor responsible for the audit of the Company’s consolidated accounts for the fiscal year 2023. Bansal, established in 1973, brings five decades of global experience and operates in 120 countries through its affiliation with Praxity Global. Their expertise in Nasdaq and SEC filings, coupled with their knowledge in PCAOB audits and the oil and gas sector, makes them well-suited to handle the Company’s audit requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: September 25, 2024	By:	/s/ Saif Alhazaimeh
Name: Saif Alhazaimeh On behalf of Brooge Energy Limited

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